UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Forum Merger IV Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

349875 104
(CUSIP Number)

1615 South Congress Avenue, Suite 103 Delray Beach, Florida 33445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349875 104

1	NAMES OF REPORTING PERSONS

Forum Investors IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on July 17, 2023, Forum Investors IV LLC (the “Sponsor”) forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock. By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless. The Sponsor is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 349875 104

1	NAMES OF REPORTING PERSONS

Forum Capital Management IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering, effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on July 17, 2023, the Sponsor forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock. By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless. The Sponsor is controlled by the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 349875 104

1	NAMES OF REPORTING PERSONS

Marshall Kiev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering, effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on July 17, 2023, the Sponsor forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock. By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless. The Sponsor is controlled by the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 349875 104

1	NAMES OF REPORTING PERSONS

David Boris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering, effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on July 17, 2023, the Sponsor forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock. By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless. The Sponsor is controlled by the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of (i) the Sponsor; (ii) Forum Capital Management IV LLC; (iii) Marshall Kiev; and (iv) David Boris (each person and entity named in items (i) through (iv), collectively, the “Reporting Persons”). This Amendment No. 2 amends and supplements the Schedule 13D filed with the SEC on March 26, 2021 relating to the Class A common stock and Class A common stock issuable upon conversion of Class B common stock of the Issuer, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on April 7, 2021 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 2 is being filed to report:

(i)	the Sponsor’s forfeiture of 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock to the Issuer for no consideration;

(ii)	the Issuer’s redemption of 100% of the shares of Class A common stock issued in the Issuer’s IPO; and

(iii)	the Reporting Persons’ percentage ownership of the Class A common stock of the Issuer after the forfeiture described in clause (i).

On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, on July 17, 2023, the Sponsor forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock. By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment No. 2, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 22, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of June 22, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on June 22, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price. In connection with the redemption of the Public Shares and anticipated dissolution of the Issuer, the Sponsor forfeited to the Issuer for no consideration 8,400,377 shares of Class B common stock and 834,023 shares of Class A common stock.

By their terms, the 208,506 private placement warrants held by the Sponsor expired worthless.

The Sponsor intends to effect the dissolution of the Issuer after the Issuer files a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Amendment No. 2 is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of the Schedule 13D as amended by this Amendment No. 2, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) July 17, 2023

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 of the Schedule 13D as amended by this Amendment No. 2 is hereby incorporated by reference into this Item 6, as applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2023	FORUM INVESTORS IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member of Forum Capital Management IV LLC, the Managing Member of Forum Investors IV LLC

Date: July 18, 2023	FORUM CAPITAL MANAGEMENT IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member

Date: July 18, 2023		/s/ David Boris
David Boris

Date: July 18, 2023		/s/ Marshall Kiev
Marshall Kiev